Cheetah Mobile Inc.

Building No. 8, Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

December 5, 2019

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant

Christine Dietz, Senior Staff Accountant

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2018 Filed on April 26, 2019 File No. 001-36427

Dear Ms. Jacobson and Ms. Dietz:

This letter sets forth the Company’s responses to the comments contained in the letter dated November 21, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 101

1.

We note that revenues from utility products and related services have significantly declined since 2016 and declines continue into 2019. Please expand your disclosure, qualitatively and quantitatively, to address the major factors that contributed to the contraction in your utility products business, including but not limited to the loss of customers, the suspension or removal of certain popular apps as a result of certain third party allegations, and softening of advertising demand. Also, please disclose whether you expect these trends will continue to impact your results of operations. As part of your response, please tell us what consideration was given to separately disclosing the advertising revenues included in utility products and related services and mobile entertainment revenue to provide more visibility to investors into advertising revenue trends. Please refer to Section III.D of SEC Release 33-6835 and Section III.B. of SEC Release 33-8350.

In response to the Staff’s comment, the Company undertakes to make qualitative and quantitative disclosure in future filings of annual report on Form 20-F about the major factors contributing to the contraction in the Company’s utility products business. As an illustration, the Company proposes to revise the Utility products and related services section in the Company’s 2019 Form 20-F as follows. The Company may update the disclosure in the actual filing to reflect the then-current factual circumstance and expectation of the Company.

Utility products and related services. Revenues from utility products and related services decreased by 6.7% year over year to RMB3,119.5 million (US$453.7 million) in 2018. The decrease was primarily due to (i) a decline in PC-related revenues and (ii) a decline in the Company’s mobile utility product business in the overseas market. In 2017 and 2018, approximately 93% of the Company’s revenues from the utility products and related services were generated from advertising, and the rest of the revenues were generated from miscellaneous items such as the sale of anti-virus and office application software.

As internet traffic in China continues to migrate from PC to mobile devices, PC-related revenues decreased by 7.0% year over year to RMB580.0 million in 2018. Revenues from our mobile utility product business in the overseas markets decreased by 30.5% year over year to RMB1,268.5 million in 2018. In the overseas markets, certain advertising formats, such as ads on mobile phone lock screens, had been discontinued by Facebook and Google in 2017 and 2018, respectively. In December 2018, our collaborations with some third-party advertising platforms, such as Facebook, were suspended, which had a negative impact on our overseas advertising revenues in the following months. The Company has been in discussion with some of these platforms to resume business relationship. In the domestic market, fluctuations in China’s online advertising market may also affect our revenues from the mobile utility products and related services business in China, which in turn affect our revenue on utility products and related services. We expect the above factors to continue affecting our revenues from the utility products and related services.

In addition, the Company proposes to revise the Mobile Entertainment Business Section in the Company’s 2019 Form 20-F as follows:

Mobile entertainment services. Revenues from mobile entertainment services increased by 19.0% year over year to RMB1,778.9 million (US$258.7 million) in 2018, mostly driven by the growth of our mobile game operations. In 2017 and 2018, approximately 36% of the revenues from the mobile entertainment business were generated from advertising on mobile game business and the remaining revenues were generated from in-game purchase from the mobile game business and virtual gifts from the LiveMe business.

The Company respectfully advises the Staff that none of the Company’s popular apps were suspended or removed from Google Play or App Store in 2018 and the first nine months of 2019. There was only one app named File Manager that was removed by Google Play. File Manager’s revenue contribution to the Company’s total revenue was immaterial.

Critical Accounting Policy

Goodwill, page 108

2.

Please tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Please tell us the percentage by which the fair value exceeded the carrying value for your reporting units. To the extent any reporting unit is at risk of failing step one of the goodwill impairment test, please disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company performed a qualitative assessment when performing the goodwill impairment analysis, and determined that a quantitative assessment was not necessary. The Company respectfully advises the Staff that it has considered the following qualitative factors outlined in ASC 350-20-35-3C as of December 31, 2018 as below:

a. Macroeconomic condition such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

For the Company’s domestic market, China’s National Bureau of Statistics showed the Gross Domestic Products (“GDP”) increased by 6.6% in 2018 and was expected to see an increase of 6.2% for the year of 2019. For overseas market, World Economic Outlook showed that the GDP in the United States increased by 2.9% in 2018, and was expected to see an increase of 2.5% in 2019, while the global economic growth for 2018 increased by 3.7% and was expected to increase by 3.2% in 2019. As of December 31, 2018, the macroeconomic condition remained positive and there were no negative indicators such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets, etc.

The Company also noticed the general negative impact from the ongoing trade tensions, but there were no specific regulations or disputes resulting from the trade tensions in the industry that the Company operated in. As a result, the Company did not consider the ongoing trade tensions as a substantive negative macroeconomic indicator.

Overall, the Company believes that the macroeconomic conditions are conducive to the healthy development of the company’s businesses.

b. Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

As of December 31, 2018, the Company primarily generates revenues from online advertising, mobile games and online live broadcasting. Online advertising, particularly mobile advertising, has experienced an upward trend since 2015.

In 2018, the Company has seen softer than expected advertising demand and a more competitive environment. As the Company’s major mobile products remain popular among users in the domestic market, the Company still expected its online advertising revenue to increase although such increase would be at a lower growth rate as compared with the previous years. Moreover, the Company began cooperation with several domestic online advertising platforms and offline advertising agencies, to reach more users in the domestic market. As of December 31, 2018, the Company was confident to repeat the success in both overseas and domestic markets. Moreover, the Company further expanded the scope of its mobile utility products beyond mission-critical utility apps, by adding personalized, AI-driven and other new utility apps. The Company believes that its newly enriched product portfolio and robust user engagement has laid a solid foundation for our mobile utility product business in the domestic market and would offset China’s soft online advertising market approaching the end of 2018.

Mobile entertainment has been one of the industries that is thriving in recent years. Consumer spending in mobile gaming exceeded other forms of gaming in the gaming industry in 2018, and was expected to represent 60% of the market share in 2019. Most notably, light casual games continued to gain popularity globally. Given the nature of the light casual games, many non-game players became attracted and were converted to players. In addition, the market size of the live broadcasting overseas markets was expected to reach US$10 billion in 2020 from US$1 billion in 2017, according to the industry report published by a 36kr, a well-known Chinese industry research institution.

The “General Data Protection Regulation” (“GDPR”) took effect in May 2018. Although stricter regulations brought uncertainties to the business that the Company operated in and the Company would be required and committed in data protection, the management believed that the regulation would benefit the long term relationship between the application developer and the users, and did not consider it a negative indicator.

As of December 31, 2018, the Company was not aware of other negative indicators such as a deterioration in the environment in which the Company operates, an increased competitive environment, a decline in market-dependent multiples or metrics, a change in the market for the Company’s products or services, or a regulatory or political development.

c. Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

The Company did not identify any significant cost increases such as in raw materials, labor, or other costs that would have a negative effect on its earnings and cash flows.

d. Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, or a reporting unit, the testing for recoverability for a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary of a reporting unit.

As of December 31, 2018, there were no events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, or a reporting unit, the testing for recoverability for a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary of a reporting unit, except for the allegations and class actions that had adversely impacted the utility products and related services reporting segment, which is further discussed below.

e. Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

The Company reported total revenues and operating income of RMB4,981.7 million and RMB467.2 million, respectively, for the year ended December 31, 2018, slightly above the revenues and operating income of RMB4,974.8 million and RMB446.9 million, respectively, for the year ended December 31, 2017. Therefore, the Company was in a steady upward trend in its financial performance. In addition, the Company generated RMB345.6 million of operating cash flows for the year ended December 31, 2018, as compared to the operating cash flows of RMB625.6 million for the year ended December 2017. The difference in operating cash flows between 2017 and 2018 is mainly due to the timing of its working capital balance from its advertising agency business within its operating cycle, rather than changes in the actual financial performance of the Company.

f. Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

In November 2018, a third party made certain allegations about some of the Company’s products. Although the Company has made a number of public statements to clarify the matter, these allegations did adversely impact the Company’s business, specifically, in the overseas market of the utility products and related services reporting unit. In connection with these allegations, the Company and certain of its current and former officers have been named as defendants in a punitive securities class action filed on November 30, 2018, which was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADRs between April 21, 2015 and November 27, 2018. As of December 31, 2018 and April 26, 2019, the date the Company filed its 2018 Form 20-F, the class action remained in its preliminary stages, and the Company was optimistic about the outcome.

In December 2018, one of the Company’s largest customers, Facebook, suspended its cooperation with us. As of December 31, 2018 and April 26, 2019, the date the Company filed its 2018 Form 20-F, the Company believed that such suspension was temporary and its business relationships with Facebook would resume considering the ongoing communications between the Company and Facebook, and the active remediating actions the Company has been taking as well as the Company’s historical cooperation experience with Facebook.

Despite of the uncertainty in the Company’s operations in the utility products and related services reporting unit in the overseas market, the Company has been investing in the utility products and related services reporting unit in the China market, which has been showing a growing trend. As of December 31, 2018, the Company believed that the positive results in the domestic market would mitigate the potential adverse impact on the operations in the overseas market.

Other than the matters noted above, the Company did not identify other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy, or litigation.

g. If applicable, a sustained decrease in share price.

As of December 31, 2018, the Company’s share price was at US$6.11 per share, and the Company’s market capitalization was approximately US$875.8 million, which is equivalent to RMB6,021.4 million. As compared with the Company’s total net assets of RMB5,476.5 million as of December 31, 2018, the Company’s market capitalization still exceeded the total net assets by more than RMB400 million. The Company continued to monitor its share price subsequent to December 31, 2018 through April 26, 2019, the date the Company filed its 2018 Form 20-F, and noted that the share price was also at US$6.11 per share.

Based on the above qualitative assessment, the Company respectfully advises the Staff that the Company believed that it was not more likely than not that the fair value of each of the Company’s reporting unit is less than its carrying amount, including goodwill as of December 31, 2018.

The Company will revaluate the goodwill impairment and comprehensively consider all the above factors as of December 31, 2019.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-6

3.

We note that the utility products and related services line item includes anti-virus and office application software. Please tell us what consideration was given to separately disclosing product revenue from service revenue. Refer to Rule 5-03(b)(1) of Regulation S-X.

The Company respectfully advises the Staff that substantially all of the revenues included in the Company’s utility products and related services were generated from advertising services. Revenues generated from the sale of anti-virus and office application software represented only approximately 5% of the Company’s total revenue from utility products and related services for the years ended December 31, 2017 and 2018. As such, the Company respectfully advises the Staff that it did not separately disclose revenues generated from the sale of anti-virus and office application software because the amounts were not material.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition

Other utility products related services, page F-29

4.

Please explain your basis for recognizing revenue from term-based licenses ratably over time and refer to the authoritative guidance that supports your accounting. As part of your response, please quantity the revenue recognized from these arrangements in the periods presented.

The Company respectfully advises the Staff that the revenue generated from the term-based licenses primarily represents a membership fee for a mobile phone community platform hosted by the Company, which the customers can access on an as-needed basis for information sharing during the contract period. Consequently, the Company concludes that this represents a standready performance obligation to provide access to the community platform in accordance with ASC 606-10-25-18(e). As the customer simultaneously receives and consumes the benefits of the Company’s performance of providing access throughout the contract period, the Company concludes that the performance obligation is satisfied over time in accordance with 606-10-25-27.

The Company further respectfully advises the Staff that revenue generated from the term-based license accounted for less than 0.2% of the total revenues for the years ended December 31, 2016, 2017 and 2018.

Mobile games, page F-29d

5.

Please expand your disclosure to describe the nature of the in-game virtual items and your performance obligations to the paying players. As part of your response, explain to us why this revenue is recognized ratably over the average paying players life. Additionally, revise to disclose how you determine the estimated average paying player’s life.

The Company respectfully advises the Staff that the Company sells both perpetual and consumable in-game virtual items. Perpetual in-game virtual items such as characters, costumes of characters, or other accessories and services to enhance on-going game-playing experience remain active in the game for as long as the player continues to play. Accordingly, the Company recognizes revenues from the perpetual in-game virtual items over the estimated average paying players’ life.

Consumable in-game virtual items such as virtual diamonds to resume the failed game levels or weapons to increase attack power are consumed by a specific player action. The Company adopted a simplified approach to recognize revenues from the in-game consumable virtual items over the estimated average life of paying players to approximate the consumption pattern of the in-game virtual items. Given that a vast majority of the Company’s mobile games are hyper-casual games, which tend to have a relatively shorter paying player’s lifetime than the mid-hard core games, the difference between revenue recognized under this simplified approach and revenue recognized upon consumption for such consumable virtual items is less than RMB1 million for all periods presented.

In response to the Staff’s comment, the Company proposes to revise its disclosures to describe the nature of the in-game virtual items and performance obligations, and add its explanation on estimation of average paying player’s life in the Company’s 2019 Form 20-F as below:

The Company sells both perpetual and consumable in-game virtual items. Perpetual in-game virtual items represent items that are accessible to the paying player as long as the player continues to play. Consumable virtual items represent items that can be consumed by a specific player action. The Company recognizes revenues from the perpetual in-game virtual items over the estimated average life of paying players. The Company also recognizes revenues from the consumable in-game virtual items over the estimated average life of paying players which approximates the timing of consumption of the in-game virtual items.

The Company tracks the in-game virtual item purchases and log-in history of the paying players to calculate the retention of game players based on a statistical model in order to arrive at the best estimate of the average paying players’ life of each game. For newly launched games with a limited period of paying players’ data available for the estimate, the Company considers the estimated average paying player’s life of other recently launched games with similar characteristics.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 6292-7779 ext. 6661.

Very truly yours,

/s/ Vincent Jiang
Vincent Jiang
Chief Financial Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hua Ying Li, Partner, Ernst & Young Hua Ming LLP